NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

AND TO:	Zeifmans LLP ("Zeifmans")

AND TO:	Davidson & Company LLP ("Davidson")

RE:	Change of Auditor Notice under Section 4.11(5) of National Instrument 51-102 Continuous Disclosure Obligations

Petroteq Energy Inc. (the "Company") hereby gives notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") that:

1. On May 3, 2023, Zeifmans gave notice to the Company announcing its resignation from its role as the auditor of the Company. The Company's board of directors accepted the resignation of Zeifmans.

2. On May 3, 2023, the Company appointed Davidson as the successor auditor to Zeifmans for the audits for each of the year in the four years ended August 31,2022 and continuing as the new auditor for the Company.

3. There are no disagreements, consultations, or unresolved issues (as those terms are defined in NI 51-102) in connection with the resignation of Zeifmans.

4. Zeifmans was engaged to audit the Company's 2022-year end financial statements and has not expressed an opinion nor completed the audit as the Company is required to restate prior years financial statements for 2019, 2020 and 2021 which is still outstanding.

5. Zeifmans resigned at the Company's request to allow the Company to engage Davidson as an auditor that is registered with the Public Company Accounting Oversight Board (PCAOB) to audit the restatements of the Company for the 2019, 2020 and 2021 year ends under auditing standards of the PCAOB.

6. The resignation of Zeifmans and appointment of Davidson has been approved by the board of directors of the Company (the "Board").

7. The audit committee, the Board and management authorize Zeifmans to respond fully to any inquiries by Davidson.

8. The contents of this Notice of Change of Auditor have been reviewed and approved by the Board.

DATED this 3rd day of May 2023.

PETROTEQ ENERGY INC.

By: /s/ "Ron Miles"

 Ron Miles

 Chief Executive Officer